August 7, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Mr. David Manion

Re:             Frost Family of Funds (File No. 811-23410)

Mr. Manion:

This letter responds to comments given by you to Brian Galm, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to The Frost Family of Funds (the “Trust”), in a telephone conversation on July 8, 2020. SEI provides the Trust and the Funds (each a “Fund” and, collectively, the “Funds”) with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds.

The comments provided relate to the Trust’s annual reports as of July 31, 2019, filed on Form N-CSR (the “Reports”) and related filings of the Trust. Comments provided specifically relate to the below Funds (each a “Fund” and, collectively, the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trust going forward. All Funds are a Series of the Trust.

Frost Family of Funds	Frost Credit Fund

Frost Family of Funds	Frost Growth Equity Fund

Frost Family of Funds	Frost Low Duration Bond Fund

Frost Family of Funds	Frost Mid Cap Equity Fund

Frost Family of Funds	Frost Municipal Bond Fund

Frost Family of Funds	Frost Total Return Bond Fund

Frost Family of Funds	Frost Value Equity Fund

Frost Family of Funds	Frost Global Bond Fund

We have reproduced the substance of your comments below, followed by the Trust’s responses.

©2020 SEI	1

SEC Comment 1

The Frost Total Return Fund and Frost Credit Fund held CLO instruments. Please discuss the extent such Funds held equity tranches at December 31, 2019 and discuss the accounting for the equity tranches, including the recording of income received from these instruments. Please include citations appropriate to GAAP.

Trust Response to Comment 1

For the period ended December 31, 2019, the Frost Total Return Fund and the Frost Credit Fund did not hold any Equity Tranche CLO instruments to disclose.

SEC Comment 2

For the ASC 820 table, please provide the rationale for using Level 1 for U.S. Treasury securities.

Trust Response to Comment 2

The U.S. Treasury securities were classified as Level 1 as the Advisor believes there is sufficient trading frequency and volume of these securities to support the definition of a Level 1 valuation in accordance with ASC 820 “quoted prices (unadjusted) in active markets for identical assets”.

SEC Comment 3

The Frost Credit Fund and Frost Low Duration Bond Fund held ABS Consumer Loans, which were particularly concentrated in automobile loans and credit card receivables. Please consider adding additional risk disclosure in each Fund’s prospectus that addresses the risks associated with these asset classes.

Trust Response to Comment 3

In response to the comment, the Trust will add the following to the “Asset-Backed and Mortgage-Backed Securities Risk” disclosure in the prospectus for each Fund at the time of the annual update to the Funds’ registration statement in November 2020:

In addition, certain asset-backed securities may not have the benefit of any security interest in the related assets, which raises the possibility that recoveries on repossessed collateral may not be available to support payments on these securities. For example, credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which allow debtors to reduce their balances by offsetting certain amounts owed on the credit cards. Most issuers of asset-backed securities backed by automobile receivables permit the servicers of such receivables to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related asset-backed securities. Due to the quantity of vehicles involved and requirements under state laws, asset-backed securities backed by automobile receivables may not have a proper security interest in all of the obligations backing such receivables.

©2020 SEI	2

Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors

Stephen Connors
Treasurer, Controller and Chief Financial Officer Frost Family of Funds

cc:	Michael Beattie Russell Emery Eric Griffith

©2020 SEI	3